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20009497

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 04 2020 Washington DC 413

SEC FILE NUMBER
8-50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Santa Monica Blvd, Suite 2250
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

1801 California Street	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CO. CEO

Title

Notary Public — please see attached form.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 2nd day of March, 2020, by
Date *Month* *Year*

(1) STEPHEN PROUGH

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANGELA JENG
Notary Public - California
Los Angeles County
Commission # 2312397
My Comm. Expires Dec 12, 2023

Signature ____________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SEC FORM X-17A-5 PART III **Document Date:** ______

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______

SALEM PARTNERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

DECEMBER 31, 2019

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-10

Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Member and Principals of Salem Partners, LLC
Los Angeles, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salem Partners, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Company's auditor since 1998.

Cleveland, Ohio
March 2, 2020

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS		
Cash	$	1,650,446
Accounts receivable ($1,040,142, related parties)		1,230,142
Prepaid expenses and other assets		65,363
Due from related parties		696,832
Furniture, fixtures and equipment, net		163,885
Deposits		36,133
Right of use (lease)		2,711,857
Total assets	$	6,554,658
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	117,423
Unearned revenues		370,500
Accrued salaries		75,527
Due to related party		5,128
Lease liability		2,730,902
Total liabilities		3,299,480
Member's equity		3,255,178
Total liabilities and member's equity	$	6,554,658

See accompanying notes to financial statements.

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2019

1. Summary of significant accounting policies and business of the Company:

Formation of the Company:

Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, advisory, and management services to clients primarily in the media and entertainment, technology, life sciences and real estate industries. The Company does not hold customer funds or securities.

Basis of Presentation:

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable:

Accounts receivable consist of amounts due from clients for investment banking, valuation, and management services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 2019, management determined that an allowance for doubtful accounts was not necessary. As of December 31, 2019, the Company had receivables from entities in which members of the Company's parent have an ownership interest (see Note 7).

1. Summary of significant accounting policies and business of the Company (continued):

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 financial instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these financial instruments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors including, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the financial instruments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for financial instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. Summary of significant accounting policies and business of the Company (continued):

Fair Value – Definition and Hierarchy (continued):

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many financial instruments. This condition could cause a financial instrument to be reclassified to a lower level within the fair value hierarchy.

Use of accounting estimates in the preparation of financial statement:

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statement.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2019, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense or penalties recognized during the year ended December 31, 2019. Tax years subject to examination include 2016 through the current period.

Loss contingencies:

Loss contingencies, including claims, regulatory and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statement.

1. Summary of significant accounting policies and business of the Company (continued):

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in two noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company elected a practical expedient to not separate non-lease components from lease components for all classes of underlying assets.

Recently issued accounting pronouncements:

On February 25, 2016, the FASB issued ASU No. 2016-02, *Leases*, intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate. In short, the new GAAP for lease accounting requires operating leases to be recorded on the balance sheet much like the previous treatment for capital leases. Under the new guidance, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. The ASU is effective January 1, 2019. In accordance with the ASU, the Company recognized additional operating liabilities, with corresponding right-of-use assets in the same amount based on the present value of the remaining minimum lease payments under the current lease standards for existing operating leases. The Company has elected the package of practical expedients permitted under the transition guidance within the new standard which does not require reassessment of prior conclusions related to contract containing a lease, to not separate lease and nonlease components for all building leases, lease classification and initial direct costs. The leases designated as operating leases in Note 3 are reported on the statement of financial condition. The effect of adopting the new standard resulted in the recognition of a cumulative effect adjustment of $5,770 to the member's equity as of January 1, 2019 and the opening balance for both right-of-use asset and lease liability were approximately $440,000 and $445,000 respectively as of January 1, 2019.

1. Summary of significant accounting policies and business of the Company (continued):

Recently issued accounting pronouncements:

On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of operating leases under the Securities and Exchange Act Rule 15c3-1. The SEC has provided broker-dealers with relief on accounting for operating leases so it does not impact net capital requirements. The SEC will not recommend enforcement action under the customer protection rule (Exchange Act Rule 15c3-1) regarding net capital requirements.

2. Furniture, fixtures and equipment:

As of December 31, 2019, furniture, fixtures and equipment consisted of the following:

Computer equipment	$	127,304
Leasehold improvements		300,370
Equipment		10,910
Artwork		74,530
Furniture and fixtures		121,712
		634,826
Less accumulated depreciation and amortization		(470,941)
	$	163,885

3. Operating leases:

As described in Note 1 to the financial statements, the Company adopted ASU 2016-02, Leases (Topic 842), effective January 1, 2019. The Company held two operating leases for its office space. The Los Angeles office lease is a seven-year lease made effective in June 2013 and was renewed for an additional seven years through May 2027. The Los Angeles lease includes a renewal option and escalating rents over the lease term. The San Francisco lease is a one-year lease effective February 2019 and was renewed to a three-year lease effective January 2020. The San Francisco lease is a fixed monthly amount over the lease term. Leases with an initial term of 12 months or less are not recognized on the balance sheet. As of and for the year-ended December 31, 2019, the San Francisco lease terms were 12 months or less. The Company recognized lease expense for its leases on a straight-line basis over the lease term. Certain lease agreements included payments based on the Consumer Price Index (CPI) on which variable lease payments were determined and included in the right-of-use asset and liability. Variable lease payments that were not based on CPI were excluded from the right-of-use asset and lease liability and recognized in the period in which the obligations for those payments were incurred. The lease agreements did not contain any material residual value guarantees, restrictions or covenants. For the Los Angeles lease, operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term. The opening balance for both right-of-use asset

3. Operating leases (continued):

and lease liability were approximately $440,000 and $445,000 respectively, as of the adoption date of January 1, 2019, and the outstanding balances were $2,711,857 and $2,730,902, respectively, as of December 31, 2019. The lease agreement held lease and non-lease components, which are general accounted for separately. However, the Company elected a practical expedient to not separate non-lease components from lease components for all classes of underlying assets. In determining the discount rates, since the Company's leases do not provide an implicit rate, we used our incremental borrowing rate of 4.75% based on information available at the commencement date to calculate the present value of lease payments.

The effect of adopting the new standard resulted in the recognition of a cumulative effect adjustment of $5,770 to the member's equity as of January 1, 2019.

The following table represents the Company's right-of-use asset and lease liability for the period indicated:

December 31, 2019

Assets	
Total right-of-use assets – Operating leases	$2,711,857
Liabilities	
Total lease liabilities – Operating leases	$2,730,902

Year End	Lease Payments	Interest	Amortization of Right-of-use Assets	Lease Liability
12/31/2020	274,700	129,718	286,484	144,982
12/31/2021	435,070	122,831	342,371	312,239
12/31/2022	454,393	108,000	357,202	346,393
12/31/2023	461,337	91,546	360,456	369,791
12/31/2024	481,097	74,097	376,705	407,000
12/31/2025	502,880	54,765	396,037	448,115
12/31/2026	525,484	33,479	417,323	492,005
12/31/2027	220,487	10,109	175,278	210,378
	3,355,448	**624,546**	**2,711,857**	**2,730,902**

The Company's right-of-use asset and lease liability are included in the Company's Statement of Financial Condition.

4. Unearned revenue:

Unearned revenue of $370,500 represents amounts billed or collected but not yet earned under existing agreements.

5. Concentrations:

At December 31, 2019, three clients account for approximately 57%, 12% and 8%, respectively, of the total outstanding accounts receivable balance. At December 31, 2019, 85% of the outstanding accounts receivable were from related parties in which members of the Company's parent have a direct or indirect ownership interest.

6. Net capital requirement:

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $1,062,822 which was $1,048,340 in excess of its required net capital of $14,482 and the Company's net capital ratio was .2043 to 1.

The following is a reconciliation between the Company's computation (included in unaudited Part IIA of Form X-17A-5 as of December 31, 2019) of net capital and the computation based on the financial statement:

	Amount
Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$ 1,057,052
Adjustments to record cumulative effect Adjustment – ASC 842	5,770
Net capital	$ 1,062,822

7. Transactions with affiliates:

Expense Sharing

At December 31, 2019, the Company had a receivable of $696,832 from an entity in which members of the Company's parent have an ownership interest. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statement because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. The amount outstanding is non-interest bearing, unsecured and due on demand.

7. Transactions with affiliates (continued):

Investment banking fees

During the year ended December 31, 2019, the Company earned investment banking fees for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2019, there were no outstanding investment banking fees owed to the Company from these entities.

Management fees

During the year ended December 31, 2019, the Company earned management fees for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2019, $700,000 is owed to the Company. This amount is included in accounts receivable in the December 31, 2019 Statement of Financial Condition.

Reimbursed expenses

At times the Company incurs expenses on behalf of entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2019, $265,864 is owed to the Company. This amount is included in accounts receivable in the December 31, 2019 Statement of Financial Condition. Also included in accounts receivable in the December 31, 2019 Statement of Financial Condition is $74,278 of advanced expenses on behalf of these entities. The Company owes $5,128 to these entities for advanced payment of expenses and is recorded as due to related party in the December 31, 2019 Statement of Financial Condition.